SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO §240.13d-1(b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

Green Dot Corporation
(Name of Issuer)
Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
39304D 102
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	39304D 102	Page	2	of	5 Pages

1	NAME OF REPORTING PERSON
Steven W. Streit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		4,126,143 shares (1)(2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,020 shares (2)(3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,126,143 shares (1)(2)

WITH	8	SHARED DISPOSITIVE POWER

33,020 shares (2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,159,163 shares (1)(2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

22.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Represents 2,659,294 shares held by the Steven W. Streit Family Trust DTD 9/30/2005, 400,000 shares held by the Streit 2009 GRAT A DTD 12/30/2009 and 20,000 shares held by the Streit 2009 GRAT B DTD 12/30/2009, for each of which trusts the Reporting Person is the trustee, 210,247 shares held by the Reporting Person and 836,602 shares subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2010.

(2)	Represents Class B common stock of the Issuer. The Class B common stock is convertible at the holder’s option into the Issuer’s Class A common stock on a 1-for-1 basis.

(3)	Represents 33,020 shares held by the Reporting Person’s children.

*	Based on 14,761,743 shares of Class A common stock outstanding as of December 31, 2010, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock held by the Reporting Person or affiliates of the Reporting Person, which are treated as outstanding only for the purpose of computing the percentage ownership of the Reporting Person.

SCHEDULE 13G

CUSIP No.	39304D 102	Page	3	of	5 Pages

Item 1.
     (a) Name of Issuer:
          Green Dot Corporation (the “Issuer”)
     (b) Address of Issuer’s Principal Executive Offices:
          605 East Huntington Drive, Suite 205
          Monrovia, CA 91016

Item 2.
     (a) Name of Person Filing:
          Steven W. Streit (the “Reporting Person”)
     (b) Address of Principal Business Office:
          c/o Green Dot Corporation
          605 East Huntington Drive, Suite 205
          Monrovia, CA 91016
     (c) Citizenship:
          U.S.
     (d) Title of Class of Securities:
          Class A Common Stock, par value $0.001 per share
     (e) CUSIP Number:
          39304D 102

Item 3.	Not applicable

Item 4.	Ownership.
     The following information with respect to the ownership of the Class A Common Stock of the Issuer by the Reporting Person is provided as of December 31, 2010:
     (a) Amount beneficially owned:
          See Row 9 of cover page for the Reporting Person
     (b) Percent of class:
          See Row 11 of cover page for the Reporting Person

CUSIP No.	39304D 102	Page	4	of	5 Pages
     (c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for the Reporting Person

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for the Reporting Person

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for the Reporting Person

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for the Reporting Person

Item 5.	Ownership of Five Percent or Less of a Class.
     Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
     Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable

Item 8.	Identification and Classification of Members of the Group.
     Not applicable

Item 9.	Notice of Dissolution of Group.
     Not applicable

Item 10.	Certifications.
     Not applicable

SCHEDULE 13G

CUSIP No.	39304D 102	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2011	/s/ Steven W. Streit
	Name:	Steven W. Streit